Pricing Term Sheet	Issuer Free Writing Prospectus
Dated February 18, 2026	Filed Pursuant to Rule 433
Registration Statement No. 333-288729
Supplementing the Preliminary
Prospectus Supplement dated February 18, 2026
(To the Prospectus dated July 17, 2025)

$750,000,000 4.947% Fixed-to-Floating Rate Senior Notes due 2032 (the “Notes”)

(the “Offering”)

The information in this pricing term sheet relates to the Offering of SYNCHRONY FINANCIAL (the “Issuer”), and should be read together with the preliminary prospectus supplement dated February 18, 2026 relating to the Offering, and the accompanying prospectus dated July 17, 2025 included in the Issuer’s Registration Statement on Form S-3 (File No. 333-288729) (as supplemented by such preliminary prospectus supplement, the “Preliminary Prospectus”).

The information in this pricing term sheet supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus.

Issuer:	SYNCHRONY FINANCIAL

Title of Securities:	4.947% Fixed-to-Floating Rate Senior Notes due 2032

Expected Ratings*:	BBB-/BBB (S&P/Fitch)

Ranking:	Senior Unsecured

Maturity Date:	February 25, 2032

Principal Amount:	$750,000,000

Price to Public:	100.000% of the principal amount

Net Proceeds to Issuer (before estimated offering expenses):	$746,250,000

Fixed Rate Period:	From, and including, February 25, 2026 to, but excluding, February 25, 2031.

Floating Rate Period:	From, and including, February 25, 2031 to, but excluding, the maturity date.

Coupon:

Fixed Rate Period: 4.947% per annum.

Floating Rate Period: Compounded SOFR, determined as set forth under “Description of Notes—Interest—Floating Rate Period” in the preliminary prospectus supplement, plus 153 basis points.

Treasury Benchmark:	3.750% due January 31, 2031

Treasury Benchmark Price:	100-14 3⁄4

Treasury Benchmark Yield:	3.647%

Spread to Treasury Benchmark:	+130 basis points

Yield to Maturity:	4.947%

Day Count Convention:	Fixed Rate Period: 30/360 Floating Rate Period: Actual/360

Interest Payment Dates:

Fixed Rate Period: Semi-annually, in arrears, on February 25 and August 25 of each year, beginning on August 25, 2026, and ending on February 25, 2031.

Floating Rate Period: Quarterly, in arrears, on May 25, 2031, August 25, 2031, November 25, 2031 and at the maturity date.

Optional Redemption:

The Notes will be redeemable at the Issuer’s option, in whole or in part, at any time and from time to time, on or after August 25, 2026 (181 days from February 25, 2026) (or, if additional Notes are issued thereafter, beginning 181 days after the issue date of such additional Notes), and prior to February 25, 2031 (the date that is one year prior to the maturity date), at a redemption price (expressed as a percentage of the principal amount and rounded to three decimal places) equal to the greater of:

(a) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed, discounted to the redemption date (assuming that the Notes to be redeemed matured on February 25, 2031 (the date that is one year prior to the maturity date)) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the preliminary prospectus supplement) plus 20 basis points less (b) interest accrued on the Notes to be redeemed to the date of redemption; and

100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

In addition, the Issuer may, at its option, redeem the Notes (i) in whole but not in part on February 25, 2031 (the date that is one year prior to the maturity date) or (ii) in whole or in part, at any time and from time to time, on or after January 26, 2032 (the date that is 30 days prior to the maturity date), in each case at a redemption price equal to 100% of the aggregate principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

The Notes will not be subject to repayment at the option of the holder at any time prior to maturity.

CUSIP / ISIN:	87165BAZ6 / US87165BAZ67

Format:	SEC Registered

Denominations:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

Method of Settlement:	DTC

Trade Date:	February 18, 2026

Settlement Date**:	February 25, 2026 (T+5)

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Mizuho Securities USA LLC

Co-Managers:	Academy Securities, Inc. Blaylock Van, LLC CastleOak Securities, L.P. Mischler Financial Group, Inc. R. Seelaus & Co., LLC Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

It is expected that delivery of the Notes will be made against payment therefor on or about February 25, 2026, which will be the fifth business day after the date of the prospectus supplement. Under Rule 15c6-1 of the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of the prospectus supplement will be required, by virtue of the fact that the Notes will settle in five business days, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Such purchasers should consult their own advisors in this regard.

It is anticipated that the notes will be issued without original issue discount for U.S. federal income tax purposes. In such case, interest on a note will be includable by a U.S. holder as interest income at the time it accrues or is received in accordance with its method of accounting for U.S. federal income tax purposes and will be ordinary income.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement dated February 18, 2026 with the SEC for the Offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement related to the Offering and the accompanying prospectus may be obtained by contacting: (i) BofA Securities, Inc. toll free at 1-800-294-1322, (ii) J.P. Morgan Securities LLC collect at (212) 834-4533 or (iii) Mizuho Securities USA LLC toll free at 1-866-271-7403.

ANY DISCLAIMER OR OTHER NOTICE THAT MAY APPEAR BELOW IS NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMER OR NOTICE WAS AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT BY BLOOMBERG OR ANOTHER EMAIL SYSTEM.